EXHIBIT 99.1

Hydrogenics Selected to Join €15 Million Power-to-Gas Project

Will Deliver 1MW PEM Electrolyzer to Denmark

MISSISSAUGA, Ontario, Feb. 23, 2016 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG),  a leading developer and manufacturer of hydrogen generation technology and hydrogen fuel cell power modules, today announced that it has been selected to join a consortium of European companies, including Air Liquide, for a €15 million Power-to-Gas demonstration project in Denmark named HyBalance. The budget of the project is more than €15 million and is supported by the European Fuel Cells and Hydrogen Joint Undertaking as well as the Danish ForskEL program, administered by Energinet.dk.

The HyBalance project will validate the highly dynamic PEM electrolysis technology and innovative hydrogen delivery processes involved but also demonstrate these in a real industrial environment by applying the latest hydrogen production and delivery equipment. The HyBalance setting is unique in demonstrating the multiple applications of Power-to-Gas technologies, including how hydrogen can be used in multiple high value markets such as industry and clean transportation, and the project will provide business models for these applications.

The EU has made a commitment to a forward-looking climate policy to decarbonize the economy and promote energy security. Until recently, the focus has been on renewable generation and conservation; now the mandate has been broadened to include all energy sectors. However, decarbonizing the transport and industrial energy sectors is more challenging due to the limitations of biomass sources. Power-to-Gas applications provide the means to convert renewable electricity into hydrogen and, in so doing, supply an abundant source of renewable fuel for transportation and industrial applications.

Hydrogenics’ PEM electrolysis technology will be deployed at the project site in Hobro, Denmark to produce hydrogen from excess wind-generated energy; the 1MW PEM electrolyzer will also enable grid balancing services. The hydrogen will then be stored and transported either by pipeline for industrial applications or by advanced, high pressure trailers and used in fueling applications in Denmark.

Hydrogenics CEO, Daryl Wilson, stated, “We are thrilled to bring our world-leading PEM electrolysis technology to this important project. HyBalance will provide a unique opportunity to help the EU achieve its goals to reduce fossil fuel dependency, while still meeting demand for total renewable electricity. This plant will be designed to provide both grid balancing services and hydrogen for industry and transport. We are pleased to work with such world-class partners and in the country of Denmark, where decentralized, clean renewable electricity is a normal way of life.”

In Europe, Hydrogenics has deployed Power-to-Gas systems capable of storing over 100 MW-hours of energy every day.

Hydrogenics equipment will be built and delivered in 2016, with start of operations for HyBalance expected in late 2017.

Link to joint project press release:
http://hydrogenvalley.dk/GB.aspx?accb0da0bb1511df851a0800200c9a67=1&newsid=4162

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com